Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
     This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006, and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2007, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
     This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of SIRIUS and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
     SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
***
SIRIUS’ website, which is available at www.SIRIUSmerger.com and has information about SIRIUS’ proposed merger, has been updated. The updates include the information being filed herewith.
SIRIUS~ SIRIUSmerger.com SA.TELLITE RADIO More choices, better pricinQ. same radios. HEAR FROM MEL KARMAZIN. CEO Of SIRIUS RADIO. IN THE NEWS WHAT’S IN IT FOR YOU former fCC Commissiooer f urchtgotl_Roth Coocl udes SIRIUS_XM Merger Wi~ Beoofit Consumers Vou may have already he ard the news that SIRIUS and XM are ta lking about combining into one compa ny. And you C~c k Here tor the Report may also have wo nde red what that will mean for you. S< rius, XM aoo American vai“s The answer is simple: l os A~es Times Who’s atraid ot mergers? Chicago Tribooe MORE CHOICES AME Churc h Backs Today, fa ns of sate llite rad io must XMIS<rius I’urchase two rad ios and two subscriptions Broodcasbrlg & Cable to get a ll the program offe rings of both SIRIUS and XM. If our merger is app rove d, Karmalin: NAB Reaction the co mbine d company will offer Proves OUr PoOnt ~, Cllnsume~ the be st of each service on your current rad io _at 11 I’rice we ll be low Nabonal Assod abonot the cost of the two services today. Broadcasters v, Natioooi Assodabon ot Broadcasters BETTER PRICING The Tec hoology Uoorabon ,,~ Once we merge, you will ha ve bener I’ricing cho ices. Subscribe,.,; w ho Two Can ~ay: Moc k ad Jw ant the ir current subocription SOOv;;rlg NABflip_flops package w ill not ha ve to pay any Orbtca st m ore after the merger. The re w ill be View All new subscription packages pr iced be low our current off erings. And the best of both SIRIUS an d XM w ill be available at a low er cost tha n the pr ice of subscribing to both services se parate ly. SA ME RADIOS W e guarantee no ra dio w ill be come obso lete. Your curre nt rad io w ill co ntinue 10 pro vide y ou w ith the prograntm ing y ou e nj oy, w hethe r y ou keep y our curre nt se rvice or cha nge to a new subscriptio n pla n. GET MORE DETAil P PRIVACY 1CONTACT US I SIRIUS.com © 2001 SIRIUSmerger.com

SIRIUS~ SIRIUSmerger.com SA.TELLITE RADIO More choices, better pricinQ. sameradios. IN THE NEWS • Articles • Ed t” ri” l> 8; OpcEds • .E!l2!l.§. Articles Karmaz in NAB Reaction pr oves Qur Po int TWI CE — Jun e 19. 2007 AME Church Back s XM/Siriu8 Broadca sting 8; Cable — June 19. 2007 Internet Radio Rac es 10 Break Free 91th” PC The Wall Street J ournal — Jun e 18. 2007 SateW!” Sisters The New Yorker. James S urowiocki ___March 19. 2007 Editorials & Op-Eds Sirius XM and American values l os A ngeles Times — June 25. 2007 W ho’s afraid of mergers? Chicago Tribune - June 2 1. 2007 W hat’ s the Frequency NAB? The W all Street Journal — Ap ril 21, 2007 Dinos aurs ‘IS. Satell tes Rea so n Magaz ine. Radley Balko — April 19. 2007 A Merger and a Prayer {s ubscription requiradl forbes — April 09. 2007 l et XM and Sirius Meme los Angeles Times — February 27, 2007 A Monoooly — Not San Francisc o Chronicle ___February 26. 2007 They Cannot Be SIRIUS - Satell te Radio The Ec onomist — February 24. 2007 SIRIUS-XM Tough l uck? Chic ago Tribune - February 23. 2007 SIRIUS and XM Together Makes Sense for Listeners USA Today — February 23. 2007 Money Not Outrage Fuels Anti-Merger Fight The Miami Herald — February 22. 2007 Making Radio Wm s W all Street Journal — February 2 1. 2007 8 10 gs Internet Radio on W heels’ Reason to Cut XM anq SIRIUS Some Slack? Public Knowledge — June 19. 2007 National Assoc iation of Broadca sters v National A88od ation of Broadcasters The Ted nology l iberation Front -June 15. 2007 W SJ Notices That The NAB Has An Agenda Techdirt — April 23. 2007 Terrestrial Radio Looks To Charge Subscription FeB S But Still Ooosn’t Comoote W ith Satell te Techdirt — April 19. 2007 More on XM-Sirius The Technology Liberation Front ~ April 11.2007 Thinking ‘ Siriusly’ About Satelrte Radio Comootition The FreB State Foundation — April 09. 2007 Two Can Play’ Mock iN sho”;ng NAB flip-flops Orbitca st - April 07. 2007 NAB Shill Says He Didn’t Flip-Flop Adds Sky Is Green Anq Down Is Up Techdirt - April 06. 2007 Busted Carmel Group has alreaqy qefined Satell te RiN io’s c ompetitors Orbitca st - April 04. 2007 How Can New Satell te Raqio Merger Analysis Be ‘Inqeoondent’ m en The NAB Paiq For ~? Techdirt — April 03. 2007 Busted M’ke Hubbard sponsor of Alabama anti-m erger resolution owns radio stati on (anq more) Orbitc ast -March 31 . 2007 l!Terrestrial Radio BroOOco sters Don’t Comoote W ith Satell te Radio Techdirt — March 01, 2007 PRIVACY I CONTACT US I SIRIUS.com ©2007 SIRIUSme rger.com

SIRIUS~ SIRIUSmerger.com SA.TELLITE RADIO More choices, better prici nQ. same radios. WHAT PEOPLE ARE SAYING ''f amily Net has found satellite radio to be an ideal medium for bringing our message to c onsumers. particularly thos e that I” in remote area s. and may not b€ able to acc es s s uc h programming through traditional radio or other means W e suprort any efforts. incl uding the ”,“o>”,sed Sirius-XM merger. th at will help satellite radio surviw and co ntinue to benefit the public for many y ears to c ome · — R Martin GQleman Chief 000r91109 Officer FamilyNet Radio “The >“o>”, soo new c ompany will benefit th e audio market in general as well as indi,;dual co nsumers Sirius snd XM have shown in th eir public filings and c ongressional testimony th at “ c ombined sate llite ‘ adio c ompany will ex pand co nsumer programming c hoices. result in lower pric es. and spur deploym ent of tec hnology .” — GrO’ler Norquist President A merica ns for Tax Reform “A s an organiz ation that represents over 11 million deverse and talented Am eric an women. NCW O t>elieves the proposed merger will result in c onsiderable t>enefits ,,;a greater c ompetition. lower price, . and more deverse programming for women and oth er minority groups all over the nation.” — Susan & anlan Chair National Council of Wo men’s Organizati ons “While Afric an Am eric an music and c ulture hO“le mO”.’ed more into th e mainstream in the last decade. our co mmunity still remains largely neglected by major media co mpanies as a nich e audience Satellite radio has afforded our com munity acc ess to a wealth of new programs. from th e modern gospel station ''Praise” to sports co mmentary with Tiki Bart>er and Key shown Johnson. Satellite radio co mpanies like XM and Sirius hO“le prO”.ided much needed com petition for traditional radio outlets as well as HD radio and online podc asts “ — Ad am J Richarqson Jr Presiding Bishop Africa n Methodist Episc9pal Church — 2nd District “WIPP t>e lieves apprO’lal of the merger t>etween Sirius and XM will substa ntially enhance programming c hoic es by c reating a stronger sate llite radio co mpany . In turn . it will el“ate the ~ual ity and c hoice of other seMc e prO”.id ers allowing fur the imprO”.’ed deversity and ~ual ity of an already robust and co mpetiteve market Espec ially rei“ant to Wl PP memt>e rship is th e prospect of inc reasing the number of c hannel, offering small oosiness c ontent. particulany issues of special interest to women and minorities in businesa,” — Barbara Kasoff President Women Impacting Public Polic y “R adio station owners have long studied th e iss ue of radio rivalry. and hO“le — for 0’!8f a decade — asserted that sate llite radio offers a dangerous co mpetiteve thr eat. In advocating th at regulators deny th e proposed merge<. broadcasters doc ument th at its likely effect will t>e to prO”.id e sate llite radio listeners more, not lesa, seMc e fOfth eir subsc ription dollar.” — Thomas Hszlett Profess or of Law & Ec onomics George Msson University ''f or the most part. th e mainstresm media companies offer ‘lery limited music snd ente rtainment programming targeted to the Hispanic com munity , Satellite radio. by co ntrast. does prO”.id e sought after programming such as CNN en Es pano!. ES PN Deportes , and Mex ico Canta, W e believe th st satellite radio prO”.id es ex panding and ,,;brant plstforms for news and ente rtainment for Hispanic Am eric ans “ — Lillian Rodriguez -J.opez President Hispani c Feder.tion “‘The farms and rural c ommunities we represent hO“le been well served by satellite radio. App ro 1of th e merger betwe en Sirius and XM will ensure th at our rural co m munitie, co ntinue to receeve important informati onal seMc e ,,;a satellite radio and will prO”.id e our membera and rural neighbors with more programming c hoices at imprO”.’ed pnc es ” — Pam Potthoff Nation. 1Presiqent W omen Invotved in Farm Economics ‘“Especially important to our membership is th e c ommitment th e parties hO“le made to iss ue refunds to satellite radio subsc ribers who c hoose to block adult-themed programming .. W ith all of th e indecent and ,,;olent programming bombarding A meric an families today . we applaud th e efforts of Sirius and XM to empower co nsumers who want to “oid suc h co ntent. This is c1 eany a step in the right direction ” — Gary B. uer Presiqent American V alues “Consolidation of th e terrestrial radio industry over th e last decade has left much of rural A meric a behind in recent y ears. as locally owned stations are replac ed by mega-eorporate c onglomerates whic h produc e homogeniz ed c ontent and so-ealled local news and weather deli’lered from hundreds of miles away . The emergence of sate llite radio has offered listeners in rural areas . robust alternateve with hundreds of spec ialized c hannels th at cate r to th e programming needs of rural Am erica ,” — Niel Ritchie Ex iKutive DiriKto r l eague of Rural Voters ''f or far too long , th e l atino market ha, fallen ,,;ctim to traditional radio c ompanies th at target ‘lery narrow . nd highly profitable audiences Under this framework. Hispanic s lose out on news. sports. music and deverse c ultural programming th at is widely . ...ailable on alternateve sources such as satellite. HD and internet radio. The sate llite radio industry. by co ntrast. h. s been a launc hing pad for Hispanic programm ers and an inc reasingly popular seMce for vast numt>ers of Latino c onsumers and other listeners who enjoy th e richness of Hispanic c ulture, arts and “~, — Robert G de Posada President The Latino Coa!’tion “Competitors th at are thr eatened by the prospect of a thrMng satellite ‘ adio co mpany hO“le launc hed a self-interested c ampaign aimed at killing the merger. by asserting th at an XM-Sirius alli.nce would co nstitute a monopoly . Despite their cl aims. th e merger of XM and Sirius would be beneficial to co nsumers and dese”,s support,” — John Berthoud President Nation.1Tax payers Union “ Satellite radio is c ritic al to the programming needs of Afric an A meric ans The medium offers doz ens of c hannels th at are targeted to the programming needs of Afric an A meric an entrepreneurs. ente rtainers. and co nsumers In fact. Internet radio. music download seMc es. and satellite radio have all played c ritical roles in democ ratiz ing the music and audio industry allowing co nsumers acc ess to a ,,;rtual on-demand wond,” — Harry A lford Presiqent National Black Chamber of Commerce “ Satellite radio is a c ritical medium fOf Hispanic A meric ans, making “ailable a wide range of listening c hoices that are not generally “ailable on traditional broadc ast radio For exa mple. ES PN Deportes. CNN E spafiol. and several Latin music c hannels “ — Brent W ilkes Ex e<; utiye Director l eague of United Latin A merica n Citiz ens “‘The bottom line i, th at with ex panded c hoic es and bett er prices. satellite radio will t>e . n even more att racteve option for co nsumer>. and th is ultimately benefits our Chamber members and th e two-million Latino-owned businesses in th e U,S. There is no doubt th at the XM-Sirius merger will be . win-win for Hispanic businesses and the com munity and we strongly urge its apprO’la l “ — A lfred P Placere” Esq, President New Y ork State Federati on ofHispanic Chamt>ers of Commerce ·1ndeed. if th e National A ssoc iation of Broadca sters and ~s terrestrial broadcaster allies are able to perauade the Department of Justic e and th e FCC to prevent th e Sirius lXM merger on th e basis th at satellite radio co nstitutes a disc rete product market. well th en. mayb e nl become a believer in th e Easter Bunny too,” — Randy May . Thinking ‘ Siriusly” Abo ut Satellite Radio Competition Ap ril 9. 2007 1 th ink all of us would agree. though. that th ese two. th e merger of th ese two is not going to c reate a monopoly in any sense because th ere is a lot of co mpetition out th ere with the broadc ast and th e Internet and wireless and iPod. as oth ers hO“le mentioned,” — Rep, Cliff Stearns (FL). 3/7 House Committ M on Energy and Commerc e’s pan,” on Ihe Future of Radio · “ Stop thr owing around th e word ·monopoly.’ The c ompetition th ey hO“le is with radio stations c harging ze ro dollars for th e same or a similar product.” — Rep A nthony W einer (NY ). 2/28 House Judic iary Committ M antitrust task force PRIVACY 1CONTACT US I SIRIUS.com © 2001 SIRIUSmerger.com

SIRIUS~ SIRIUSmerger.com SA.TELLITE RADIO More choices, bet ter pricinQ. same radios. MERGER RESOURCES SIRIUS/XM press re leases GET MORE • SIRIUS and XM Announce Merger INFORMA1l0N • SIRIUS RiNio Guarantee Pres> Release • SIRIUS Radio Guarantee • SIRIUSIXM “,ess releases • SIRIUS and XM Unveil DiVB[sity Ad • Pro-Mer9’"' “,ess releases • New Study ShOWS SIRIUS-XM Mem“r Enhances Audio Competition • SIRIUSIXM “;nt • SIRIUSlXM W elc ome NAACP Support for Salell !e Radio Merger advertising • Audio Entertainment Pro-Merger press re leases Market fact sheets • Congress ional test imony • FamilyNet Radio — 6/2£/07 • Americans for Tax Reform — 6.125107 • Federal Communications Comm iss ion filings • National Council of W omen“s Organizations — 6/2 1107 • African Methodist Episcopal Church IAM EI — 6119107 • Mer9’"' Analys is • Women Impacting Public Policy iWlPPl — 6/18/07 • Hispanic Federation — 6113/07 • Women Inw iyBd in Farm Economics !WIFEl - 6/12/07 m • New York State F8’deration of Hispanic Chambers of Commerce — romo7 -~ .. CompeM;on :— ... in Audio • l eague of Rural Voters — 5/31107 • The Latino CQa l tion — 5/23/07 II • In_inmenl • - • National Blac k ChamNr of Commerc e — 5/2 1107 • League of United latin Amer ican Citiz ens ruJLACI — 5/11/07 • —"- — •• SIRIUS/XM print adve rtis in g • • “Eyen Better Tooe1her” Ad ‘” ,.. • · ‘Whar s In It for Consumers?” Ad • ‘listen to the Numbers” Ad 8 -[ ; “1 • “Diverse Merger SupPOrt” Ad -— ._ — - - — - — “:..’=’ -— - Aud io Ente rta inment Market f act sheets I2.P LATEST PRINT ADS • Audio Competition Fact Sheet • NAB ·s Campaign Against Satell te Radio • NAB“s Opposit ion to Compet ition • NAB 1Nhat Thev Said Then ‘IS W hat They are Saying Now Cong ressional t est imo ny • House Judic iary Committ ee ·s Antitrust Task Force — February 28 2007 ‘” • House Energy and Commerc e Committee“s SuOC ommitt ee on Tele£ommunications and the Internet — March 7 2007 • Senate Judiciary Committee ·, SuOCommittee on Antitrust Competition Policy and Consumer Rights — March 20 2007 • Senate Committ ee on Commerce Science and Transportat ion — April 17 “ Fed eral Commu nicatio ns Commissio n f ilings • FCC Application for Merger • SIRIUS SEC Form 8-K 13/13/20071 • FCC Public Comment Notice ...-— —~. _., Merg er Analysis ·-.-..— -— ::-=—:-~7_ .•. _. .’-...- ·.:.. ~~.— — • The Ec onomics of the SateWte Radio Merger :.;;;,.;;;.;:;::.:;::: -..-~._” .-~~-~ — • SIRIUSiXM ‘IS Ec hoStartDlRECTY A Fundamenta lly Different Merger for ‘._~-’=~“7""~"'” —._.- Rural Consumers .—,— -— · ~~.- —. R8’i ew olthe Proposed Merger of XM and SIRIUS —~—.- • An Ec onomic -— .” .-~~-.- —‘— — Listen • to the Numbers .-— ...-~- ... :~!”,;;~ —.- M ___’0- ___.- ___.-.- ‘_’ ___~.~=i“i .. —~ -___-— .... ...- _~ . ==—’ ::’:.:: — -— ~ — .-,-___._.- —. ~—,.___..-— -— _~ IC!I —~..-— PRIVACY I CONTACT US I SIRIUS.com <tl2001 SIRIUSmerger.com

In addition, the “In the News” page of the website also contains a link to the following third-party article:

Sirius, XM and American values
Jon Healey
Los Angeles Times
June 25, 2007
Worried about the proposed merger between the XM and Sirius satellite radio services? So are more than 70 members of Congress, Consumers Union, the Consumer Federation of America and the American Antitrust Institute, among other groups.
On the other hand, the New York State Federation of Hispanic Chambers of Commerce thinks it’s a great idea. “We firmly believe that alternative news sources found in satellite radio have played a role in fueling this economic growth and we strongly urge the merger’s approval,” the group’s president, Alfred Placares, said in a press release earlier this month.
So do three other Latino organizations—the Hispanic Federation, the Latino Coalition and the League of United Latin American Citizens. Also voicing support are the National Black Chamber of Commerce and the 2nd Episcopal District of the African Methodist Episcopal Church (as well as the NAACP, although its comments have yet to be posted). Ditto a trio of women’s groups: Women Involved in Farm Economics, Women Impacting Public Policy and the National Council of Women’s Organizations. From the heartland, the League of Rural Voters votes “aye” on the merger of the satellite radio giants. So do two conservative Christian groups, American Values and FamilyNet. Oh and yes, don’t forget the liberal National Consumers League and the conservative National Taxpayers Union.
Who knew there was such a variety of stakeholders among the 14 million subscribers in Sirius and XM’s combined user base?
While the names of the groups change from issue to issue, the routine in Washington has been pretty much the same for decades. Whenever policymakers are poised to act on an important and controversial issue, such as a big merger or new regulation, out of the woodwork come a swarm of advocacy groups representing a rainbow array of ethnic groups, regional interests and other constituencies.
Some of them weigh in on their own accord. For example, Consumers Union and Consumer Federation routinely take positions on mergers involving telecommunications services (and, typically, oppose them). But other groups step up to the microphone at the behest of parties most affected by the government’s action. It’s become part of the game: If you want the Federal Communications Commission (FCC) to bless your merger, as XM and Sirius do, you line up as many grass-roots allies as you can. Your opponents do too.
The routine makes perfect sense to former FCC Chairman Dick Wiley, a Washington lobbyist whose clients include Sirius. When he was on the commission in the 1970s, he said, the FCC routinely heard from the Rev. Jesse Jackson and other African American representatives on media issues. “The FCC is naturally going to be interested in what the NAACP thinks about this ... or the Hispanic caucus. That’s part of the whole equation,” Wiley said. And lining up support from those groups “is part of a very legitimate process that goes on to try to persuade five (FCC) commissioners whose obligation is to determine what is the broader public interest.”
Given the stakes involved, it’s not surprising that the process has been abused. Critics coined a term—“AstroTurf"—to describe supposedly grass-roots groups that turn out to be fronts ginned up by proponents or opponents of a merger, regulation or bill. Another tactic favored by large corporations is to buy goodwill among community groups through charitable donations, then encourage those groups to support the corporations’ agendas in Washington. There’s also the practice of pouring money into supposedly independent research groups, then trotting out studies that, amazingly enough, support their benefactors’ point of view.
It would be a mistake, though, to see advocacy groups as puppets that take positions only on command. There’s a natural symbiosis between these groups and their corporate allies. The groups’ raison d’être is to raise their constituents’ profile and make sure their concerns are heard. Thus, every controversial rulemaking or legislative battle is an opportunity to justify their existence and position themselves as representatives of a slice of the citizenry that shouldn’t be ignored.
Take, for example, Women Impacting Public Policy, a Washington-based group that represents female business owners. “We’ve carved out a niche and space in the telecom area because there is probably no set of issues that affect us more broadly” than the communications and media issues regulated by the FCC, said Barbara Kasoff, the group’s president. “That affects us in terms of our programming, being able to advertise, being able to market, being able to be part of this space.” The group occasionally gets involved on issues at the request of its corporate partners, which include AT&T and Verizon. But it jumped into the fray over the XM-Sirius merger on its own initiative. “We kind of watch what’s happening through the FCC,” Kasoff said. “We felt it’s very critical the commissioners on the FCC understand the perspective of small business owners. And to that end, we want to make sure that we are visible and we provide that perspective.”
The grass-roots groups and individual comments (more than 2,500 of which have been filed with the FCC) have largely repeated the themes advanced by XM and Sirius or their primary opponents, the National Association of Broadcasters. These include the impact on prices, programming diversity and consumer choice. They’ve also helped XM and Sirius advance an argument that the publicly traded services can’t make themselves: that the two companies are too weak to survive as independent entities.
That’s one of the points made by the Minneapolis-based League of Rural Voters, which joined the debate at the behest of XM and Sirius. It released a report last week that argued the merger was fundamentally different from the proposed merger of satellite TV providers DirecTV and EchoStar, which the FCC unanimously rejected in 2002. Niel Ritchie, the league’s executive director, admitted that “the XM guys did this particular study,” but he said he agreed with its conclusions and was happy to put it out under the league’s banner. Satellite radio is valuable to rural areas because they’re frequently underserved by over-the-air broadcasters, Ritchie said, and the merger would be a good thing because it would turn “what we perceive to be two weak companies into a strong company.” He added that rural concerns are too often overlooked by policymakers. “For us, having an opportunity to get involved in regulatory issues that have an impact on our constituency ... is one we take every chance we get.”
Jon Healey is a Times editorial writer; he runs the BitPlayer blog.

In addition, the “What People Are Saying” page of the website also contains links to the following information included on the website:

June 15, 2007
VIA ELECTRONIC FILING
Marlene H. Dortch, Secretary
Federal Communications Commission
445 12th Street, SW
Washington DC 20554

Re:	Notice of Ex Parte Presentation; Application for Authority to Transfer Control of XM Radio Inc, and Sirius Satellite Radio Inc., MB Docket No. 07-57
Dear Ms. Dortch:
FamilyNet Radio, the voice of Christian Talk on SIRIUS Satellite Radio Channel 161, is a strong supporter of the pending merger of SIRIUS and XM Satellite Radio. This merger will expand the reach of FamilyNet by millions of listeners and, therefore, significantly enhance our ability to bring Christian Talk to interested consumers. We believe that increasing the range of FamilyNet and other specialized programming networks via satellite radio greatly will serve the public interest.
Every day, FamilyNet brings its listeners a rich blend of family-friendly and faith-based news and entertainment. Some of our most popular offerings include:
•	Mornings with Lorri & Friends, a one-hour daily program featuring interviews with political, cultural, and religious leaders. Listeners also are provided with in-depth analysis of issues that are important to families, believers, and seekers;

•	Turning Point with David Jeremiah, hosted by the founder of Turning Point Radio and Television Ministries, which aims to communicate God’s Word with integrity and to promote ministry in the lives of listeners; and

•	Hope in the Night, a two-hour nightly call-in counseling program that helps people to resolve their personal problems with biblical hope and practical help.
There is a powerful demand for this type of programming among Christian audiences and for innovative and user-friendly ways to deliver it to listeners.
6350 West Freeway  •  Fort Worth, Texas 76116  •  1-800-832-6638  •  www.FamilyNet.com

Marlene H. Dortch, Secretary
June 15, 2007

FamilyNet has found satellite radio to be an ideal medium for bringing our message to consumers, particularly those that live in remote areas and may not be able to access such programming through traditional radio or other means. We support any efforts, including the proposed Sirius-XM merger, that will help satellite radio survive and continue to benefit the public for many years to come.
Finally, we are aware of arguments that have been made by some opponents to this merger that it will be harmful to programmers, such as FamilyNet. These parties contend that this merger will have a negative impact on programmers because it will give them one fewer option when seeking distribution for their networks. FamilyNet believes these arguments hold little credibility. Audio programmers will continue to have many distribution avenues available to them after this merger. In fact, it our understanding that the merger will create more programming opportunities on satellite radio, by enabling Sirius and XM to remove duplicative channels and thereby increase channel capacity.
For all of the reasons provided herein, FamilyNet urges the FCC to approve the Sirius-XM applications as quickly as possible.
Respectfully submitted,

R. Martin Coleman
Chief Operating Officer, FamilyNet Radio

cc:	Chairman Kevin J. Martin Commissioner Michael J. Copps Commissioner Jonathan Adelstein Commissioner Deborah Taylor Tate Commissioner Robert M. McDowell

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

In the Matter of	)
)
XM Satellite Radio Holdings Inc.,	)	MB Docket No. 07-57
Transferor	)
)
and
)
)
Sirius Satellite Radio Inc.,	)
Transferee	)
)
Consolidated Application for Authority to	)
Transfer Control of XM Radio Inc. and Sirius	)
Satellite Radio Inc.	)

COMMENTS OF AMERICANS FOR TAX REFORM
Americans for Tax Reform (“ATR”) and 60 Plus hereby submits its comments in the above-referenced proceeding. For the reasons provided herein, ATR urges the Federal Communications Commission (“FCC”) to allow the pending merger of Sirius Satellite Radio (“Sirius”) and XM Satellite Radio (“XM”) to proceed without governmental interference.
ATR is a nonprofit, 501(c)(4) lobbying organization that leads the fight to bring tax and regulatory relief to the American people. We strongly believe that free markets serve the best interests of consumers and that consumers, not the government, should be the arbiters of whether or not companies succeed in the marketplace. We are guided by the principle that competition and technological innovation are strongest when industries are able to exercise their best business judgment in a manner that is free of unnecessary government intervention.

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These principles apply directly to the issues at stake in this proceeding. Allowing the proposed merger of the two companies is in the best interest of a principled free market.
The default position of a government in a free society should be to allow the market to function freely. This particular case certainly does not merit what should be an extraordinary step; intervention. The satellite radio business is a subscription service consumers choose to purchase, but are in no way forced to. Only three percent of audio consumers currently choose to subscribe. Terrestrial radio has a near monopoly on audio consumers, and seeks to keep it that way. While satellite radio offers subscribers significantly more choices for programming, the fact that terrestrial radio will continue to be offered free of charge means subscription satellite service will not pose a serious threat to it. Resistance to this proposed merger by terrestrial broadcasters shows a desire to maintain their dominance, not an adherence to the free market principle that have allowed terrestrial radio to maintain its dominance in the first place.
A free market, where companies are free to merge and part ways as they see fit, through the reaction to their product by consumers, is in the best interest of all Americans. While protections against monopolistic dominance of one company over a market is important, that simply will not be the case in this instance. Terrestrial radio will continue to exist, as will CD’s, digitally downloaded music, and MP3 devices.
If consumers, both current and future, do not feel the new product is worth the cost, they are free to exercise that displeasure the way the market intended, by leaving the service. But what consumers do not need is for government to act preemptively on their behalf and block or otherwise hinder market functions.

2

The proposed new company will benefit the audio market in general as well as individual consumers. Sirius and XM have shown in their public filings and congressional testimony that a combined satellite radio company will expand consumer programming choices, result in lower prices, and spur deployment of technology.
For example, the synergies and efficiencies resulting from the merger will allow the combined company to provide consumers programming choices on a more à la carte basis at lower prices, without a regulatory mandate to do so. After the merger, the companies have promised that customers, if they so choose, will be able to receive fewer channels at a monthly price that is lower than the current subscription price. This is the market working to cater to the needs of their consumers of any age, from young parents with children to seniors. Alternatively, subscribers will be able to receive more channels, including some of most popular and well received programming from both channel lineups, at a slight increase over the cost of getting just one of the services today, and considerably less than the cost of subscribing to both.
The parties have explained that the merger will give consumers other new choices as well. While subscribers already have the ability to block adult-themed satellite radio channels, post-merger they will be able to receive a price credit if they choose to exercise this option. Subscribers also will be able to continue using their existing radios after the deal closes or eventually will be able to purchase new radios capable of receiving all of the content of both services. We agree that the merger is likely to generate these and many other positive results for consumers.

3

Although some opponents of the merger have attempted to portray a combined Sirius-XM as a media “Goliath,” the facts suggest that it more closely resembles a “David” in a large, ever-expanding market. Satellite radio companies compete not just with each other, but also with a litany of other audio services, such as traditional and HD radio and iPods. It is likely that technology will continue to develop and bring even more players to this highly competitive market.
While the combined company would have fewer than 20 million subscribers, this number is dwarfed by the hundreds of millions of weekly broadcast radio listeners, PC owners with access to Internet radio, and iPods in the market. On their face, these figures refute any suggestion that this merger could harm or impede competition in the audio entertainment market. Despite the claims that have been made to the contrary, there simply is no reason to believe that the vibrant competition in the audio entertainment market will cease to exist after the transaction is approved. A realistic examination of the audio entertainment landscape, and the relatively small place that satellite radio commands therein, makes clear that a merged Sirius-XM will be in no position to exercise market power.
In fact, allowing this merger to go forward only will enhance competition by allowing satellite radio to become a more efficient and attractive audio entertainment provider. Defining the relevant market in which Sirius and XM compete in an artificially narrow way, as some merger opponents have suggested, will not change this reality.
In light of the intense competition in the audio entertainment market, it will be in the new company’s self interest to provide more diverse programming at lower prices. Sirius-XM

4

will continue to face competition from a number of other services, including some formidable players that are offered to consumers free of charge. The only way that the merged company will be able to substantially increase subscribership will be to offer greater programming choices at better prices. If Sirius-XM fails to follow through with its promises, consumers simply will choose to go elsewhere for audio entertainment.
In summation, Sirius and XM should be permitted to pursue their merger. ATR believes such a merger would well serve the public interest, have positive benefits for consumers and allow the free market to determine its effectiveness. Allowing this merger to go forward will intensify competition among audio providers by allowing satellite radio to become a stronger operator. On the other hand, blocking this merger would deprive consumers of concrete benefits and artificially will constrain innovation and competitive developments.
For all of these reasons, I ask the FCC to allow the merger of Sirius and XM to proceed without governmental interference.
Respectfully submitted,
AMERICANS FOR TAX REFORM AND 60 PLUS ASSOCIATION

By:	/s/ /	By:	/s/ /

	Grover Norquist, President		James Martin, President
	Americans for Tax Reform		60 Plus Association
	1920 L Street NW		1600 Wilson Blvd.
	Suite 200		Suite 960
	Washington, DC 20036		Arlington, VA 22209
Dated: ___, 2007

5

In addition, the “Merger Resources” page of the website also contains links to the following information included on the website:

FOR IMMEDIATE RELEASE
SIRIUS/XM Welcome NAACP Support for Satellite Radio Merger
Nation’s Largest Civil Rights Organization Calls Merger a Positive Development for African-American Consumers
WASHINGTON — (June 28, 2007) SIRIUS Satellite Radio (Nasdaq: SIRI) and XM Satellite Radio (Nasdaq: XMSR) today announced the endorsement of The National Association for the Advancement of Colored People (NAACP), the nation’s largest and most widely-recognized grassroots civil rights organization with over 400,000 members, for their pending merger.
“We are extremely pleased to enjoy the support of such a well-respected and influential organization in the African American community,” said Gary Parsons, Chairman of XM Satellite Radio and Mel Karmazin, CEO of SIRIUS Satellite Radio, in a joint statement.
In a letter to the Federal Communications Commission (FCC), NAACP Director Hilary Shelton affirmed, “We are convinced that the pending Sirius-XM merger will be a positive development for consumers. More diverse, accessible and appealing options at lower prices in satellite radio will help further expand the reach of this medium.”
Both XM and SIRIUS offer numerous music and entertainment channels of interest to the diverse taste of African-Americans. For instance, XM’s “The Power” offers thought and opinion on social, political and economic issues from an African-American perspective on the nation’s only 24/7 radio channel programmed by and for the African-American community, while SIRIUS’ “Foxxhole”, hosted by Jamie Foxx, offers exclusive 24/7 programming from Urban Comedy to radio theater.
In their letter to the FCC, the NAACP also applauded both companies for maintaining “a strong commitment to diversity” and utilizing “significant resources to recruit and retain minority talent and leadership at all levels.”
“We have no doubt that a merged satellite radio company would continue, and in fact, strengthen its commitment to diversity in employee recruitment and retention, while expanding its pool of diverse contractors and vendors,” added Shelton.
SIRIUS and XM look forward to continuing their strong working relationship with the NAACP to provide high-quality programming to an even wider audience of African-American listeners and other communities of color following the merger.

Additional information regarding the merger can be found at www.SIRIUSmerger.com and www.XMmerger.com
# # #
About SIRIUS
On February 19, 2007 SIRIUS and XM Satellite Radio entered into a merger agreement to combine the companies’ businesses. Boards of both companies have approved the merger. The completion of the merger is subject to various closing conditions, including obtaining the approval of stockholders and XM’s stockholders and receiving certain regulatory and anti-trust approvals, including from the Federal Communications Commission (FCC) and the Department of Justice (DOJ) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. SIRIUS believes that its merger with XM will close by the end of 2007.
SIRIUS, “The Best Radio on Radio,” delivers more than 130 channels of the best programming in all of radio. SIRIUS is the original and only home of 100% commercial free music channels in satellite radio, offering 69 music channels. SIRIUS also delivers 65 channels of sports, news, talk, entertainment, traffic, weather and data. SIRIUS is the Official Satellite Radio Partner of the NFL, NASCAR, NBA and NHL, and broadcasts live play-by-play games of the NFL, NBA and NHL, as well as live NASCAR races. All SIRIUS programming is available for a monthly subscription fee of only $12.95.
SIRIUS Internet Radio (SIR) is a CD-quality, Internet-only version of the SIRIUS radio service, without the use of a radio, for the monthly subscription fee of $12.95. SIR delivers more than 75 channels of talk, entertainment, sports, and 100% commercial free music.
SIRIUS products for the car, truck, home, RV and boat are available in more than 25,000 retail locations, including Best Buy, Circuit City, Crutchfield, Costco, Target, Wal-Mart, Sam’s Club, RadioShack and at shop.sirius.com.
SIRIUS radios are offered in vehicles from Audi, Bentley, BMW, Chrysler, Dodge, Ford, Infiniti, Jaguar, Jeep®, Land Rover, Lexus, Lincoln, Mercury, Maybach, Mazda, Mercedes-Benz, MINI, Mitsubishi, Nissan, Rolls Royce, Scion, Toyota, Volkswagen, and Volvo. Hertz also offers SIRIUS in its rental cars at major locations around the country.
Click on www.sirius.com to listen to SIRIUS live, or to purchase a SIRIUS radio and subscription.
About XM
XM (Nasdaq: XMSR — News) is America’s number one satellite radio company with more than 7.6 million subscribers. Broadcasting live daily from studios in Washington, DC, New York City, Chicago, the Country Music Hall of Fame in Nashville, Toronto and Montreal, XM’s 2007 lineup includes more than 170 digital channels of choice from coast to coast: commercial-free music, premier sports, news, talk radio, comedy, children’s and entertainment programming; and the most advanced traffic and weather information.
XM, the leader in satellite-delivered entertainment and data services for the automobile market through partnerships with General Motors, Honda, Hyundai, Nissan, Porsche, Subaru, Suzuki and Toyota is available in 140 different vehicle models for 2007. XM’s industry-leading products are available at consumer electronics retailers nationwide. For more information about XM hardware, programming and partnerships, please visit http://www.xmradio.com.
***
Important Additional Information Will be Filed with the SEC
This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of SIRIUS and XM plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to SIRIUS Satellite Radio Inc., 1221 Avenue of the Americas, New York, NY 10020, Attention: Investor Relations.
SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 21, 2006, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on April 25, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
***
Contacts:
SIRIUS
Media Relations
Patrick Reilly
212-901-6646
PReilly@siriusradio.com
Joele Frank / Eric Brielmann
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449
ebrielmann@joelefrank.com
XM
Media Relations
Nathaniel Brown
212-708-6170
Nathaniel.Brown@xmradio.com
Chance Patterson
202-380-4318
Chance.Patterson@xmradio.com

Contact: R. Chip Turner
(817) 570-1423 Direct ~ (817) 737-7853 Fax ~ (800) 832-6638 Toll Free
cturner@FamilyNet.com
For Immediate Release: June 26, 2007
FamilyNet Throws Its Support Behind SIRIUS-XM Satellite Radio Merger
Fort Worth, Texas (June 26, 2007) — FamilyNet Radio, the voice of Christian Talk on SIRIUS Satellite Radio (Nasdaq: SIRI), today announced its strong support for the pending merger between SIRIUS and XM Satellite Radio (Nasdaq: XMSR).
“FamilyNet has found satellite radio to be an ideal medium for bringing our message to consumers,” said R. Martin Coleman, chief operating officer for FamilyNet Radio, in a letter to the Federal Communications Commission (FCC). “We support any efforts, including the SIRIUS-XM merger, which will help satellite radio survive and continue to benefit the public for many years to come.”
Broadcast on SIRIUS Channel 161, FamilyNet radio delivers Christian Talk to millions of listeners nationwide. Coleman added that “merging with XM Satellite radio will allow our rich blend of family-friendly and faith-based news and entertainment to reach an even larger audience, many in remote areas who would otherwise not have access to Christian programming through traditional terrestrial radio.”
In his letter to the FCC, Coleman said that the proposed merger would only enhance consumer choice and the ability of Christian programmers and others alike to offer increased programming options to a diverse range of listeners. “Audio programmers will continue to have many distribution avenues available to them after this merger. In fact, the merger will create more programming opportunities on satellite radio, by enabling SIRIUS and XM to remove duplicative channels and thereby increase channel capacity.”
Coleman said he believes that, following the merger, a larger Christian audience will be able to enjoy the same popular program offerings as now including Mornings with Lorri & Friends, In Touch with Charles Stanley, Turning Point with David Jeremiah, Way of the Master, and many others, at prices at or even below the current monthly offering. He said he also believes the merger will allow consumers to enjoy the best of both satellite radio services at a combined cost of less than what it would cost to purchase both today.
FamilyNet urged the FCC to consider this matter and approve the two companies’ merger applications as quickly as possible.
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Based in Fort Worth, Texas, FamilyNet TV can be seen in approximately 29 million TV households and is owned by the North American Mission Board of the Southern Baptist

Convention. FamilyNet also operates the Christian talk channel (161) on SIRIUS Radio. For more information, visit the FamilyNet Web site at www.FamilyNet.com or call (800) 832-6638.

N E W S

1920 L Street, NW • Suite 200 • Washington, DC 20036
               202.785.0266 • Fax 202.785.0261
FOR IMMEDIATE RELEASE
25 JUNE 2007
W W W . A T R . O R G
CONTACT: John Kartch
202-785-0266

ATR and the 60 Plus Association File Comments with the FCC in Support of XM-Sirius Merger
Merger will benefit consumers and bring new, family-friendly options to market
WASHINGTON — Americans for Tax Reform, along with the 60 Plus Association, today filed a joint comment with the Federal Communications Commission (FCC) in support of the proposed merger of the subscription satellite radio companies XM (Nasdaq: XMSR) and Sirius (Nasdaq: SIRI). The merger will allow the satellite radio segment of the competitive audio business to offer an even more appealing product that consumers, those who choose to subscribe, can cater to their tastes and personal styles.
“This merger would create an appealing product for many consumers interested in multiple audio options,” said Grover Norquist, President of Americans for Tax Reform. “The companies have broken new ground in offering consumers the ability to block channels and receive a credit for what they have blocked, without being forced by regulation to do so, therefore creating an alternative that will appeal to people of all age groups and sensibilities.”
Satellite radio currently makes up only 3 percent of the crowded audio entertainment market, but the combined product of XM and Sirius will, in a free market, offer a more attractive product. Fans of all major professional sports, shock-jocks and family friendly programming will be able to create packages that appeal to their needs. And with the added attraction of being able to block channels they find offensive and receive a credit back on those channels, consumers, particularly those families with young children, will be able to take advantage of the first market-created a la carte system in the entertainment industry.
“The voluntary a la carte system these companies have pledged to implement is a prime example of the market working to attract new, family-oriented audiences,” continued Norquist. “This is a testament not only to their commitment to families, but to the free market. No regulations were needed to impose this concept; it came about out of a void in the market they think exists. Kudos to them for this interesting and bold step in a new direction not offered on terrestrial radio.”
Americans for Tax Reform (ATR) is a non-partisan coalition of taxpayers and taxpayer groups who oppose all federal, state and local tax increases. For more information or to arrange an interview, please contact John Kartch at (202) 785-0266 or at jkartch@atr.org.
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